Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three and six months ended June 30, 2024

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at June 30, 2024	As at December 31, 2023
ASSETS
Cash and cash equivalents	$21,063	$17,379
Amounts receivable and prepaid expenses (Note 5)	17,317	13,725
Prepaid gold interests (Note 7a)	12,839	7,699
Investments (Note 7b)	2,965	6,248
Inventory	2,067	1,392
Income tax receivable	2,105	1,605
Loans receivable (Note 6)	—	8,990
Current assets	58,356	57,038

Mineral interests (Note 8)	1,634,047	1,773,053
Prepaid gold interests (Note 7a)	33,285	32,549
Deferred income tax	10,472	9,343
Loans receivable (Note 6)	1,708	18,986
Other assets	2,979	3,495
Non-current assets	1,682,491	1,837,426

TOTAL ASSETS	$1,740,847	$1,894,464

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$6,457	$15,666
Income tax payable	3,213	1,259
Lease obligation	393	390
Current liabilities	10,063	17,315

Debt (Note 10)	20,000	57,000
Lease obligation	1,527	1,756
Deferred income tax	1,171	3,638
Other non-current liabilities	7,210	4,014
Non-current liabilities	29,908	66,408

Shareholders’ equity
Share capital (Note 13)	1,750,370	1,749,180
(Deficit) retained earnings	(65,278)	46,831
Other	15,784	14,730
	1,700,876	1,810,741

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,740,847	$1,894,464

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income (Loss)

	For the three months ended June 30,		For the six months ended June 30,
($US thousands, except per share information) (Unaudited)	2024	2023	2024	2023

Revenue (Note 15)	$63,581	$52,591	$121,109	$102,860

Cost of sales
Cost of sales excluding depletion	(7,521)	(9,904)	(14,070)	(21,372)
Depletion	(17,156)	(15,740)	(34,876)	(31,668)
Gross profit	38,904	26,947	72,163	49,820

General administration costs (Note 11)	(6,507)	(5,184)	(11,985)	(10,856)
Business development costs (Note 11)	(1,354)	(782)	(2,188)	(2,355)
Impairment charges and expected credit losses (Note 9)	(141,771)	—	(148,034)	—
Operating (loss) income	(110,728)	20,981	(90,044)	36,609

Loss on disposition of mineral interests (Note 8)	—	(1,000)	—	(1,000)
Increase in fair value of prepaid gold interests (Note 7a)	3,408	423	5,512	2,768
Decrease in fair value of investments (Note 7b)	(1,339)	(1,377)	(1,766)	(69)
Finance costs, net	(1,379)	(1,269)	(2,673)	(2,578)
Other expenses	(994)	—	(1,766)	—
Sustainability initiatives	(200)	(104)	(393)	(222)
Foreign currency translation gain	55	6	95	52
Other (expenses) income	(449)	(3,321)	(991)	(1,049)

(Loss) earnings before income taxes	(111,177)	17,660	(91,035)	35,560
Income tax expense	(260)	(1,626)	(2,978)	(2,992)
Net (loss) earnings	$(111,437)	$16,034	$(94,013)	$32,568

(Loss) earnings per share
Basic	$(0.55)	$0.08	$(0.47)	$0.17
Diluted	$(0.55)	$0.08	$(0.47)	$0.17

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,
($US thousands) (Unaudited)	2024	2023	2024	2023

Operating activities
Net (loss) earnings	$(111,437)	$16,034	$(94,013)	$32,568
Adjustments for the following items:
Depletion	17,156	15,740	34,876	31,668
Non-cash cost of sales related to prepaid gold interests	2,463	4,921	4,636	10,481
Amortization (Note 11)	85	93	175	184
Impairments charges and expected credit losses (Note 9)	141,771	—	148,034	—
Loss on disposition of mineral interests	—	1,000	—	1,000
Increase in fair value of prepaid gold interests (Note 7a)	(3,408)	(423)	(5,512)	(2,768)
Decrease in fair value of investments (Note 7b)	1,339	1,377	1,766	69
Stock-based compensation expense	368	941	1,054	1,788
Income tax expense	260	1,626	2,978	2,992
Finance and other costs, net	1,326	1,923	2,583	3,839
Operating cash flow before working capital and taxes	49,923	43,232	96,577	81,821
Income taxes paid	(2,992)	(1,857)	(4,877)	(3,083)
Change in working capital (Note 17)	2,426	(500)	(3,468)	1,006
Operating cash flow	49,357	40,875	88,232	79,744

Investing activities
Acquisition of mineral interests (Note 8)	(2,228)	(17,593)	(3,664)	(163,597)
Proceeds on disposition of mineral interests	366	1,700	366	1,700
Proceeds on sale of investments	2,847	—	2,847	—
Acquisition of loans (Note 6)	(7,754)	(8,833)	(14,639)	(17,333)
Acquisition of prepaid gold interests and investments (Note 7)	—	—	(6,330)	(741)
Net cash used in investing activities	(6,769)	(24,726)	(21,420)	(179,971)

Financing activities
Proceeds from issuance of debt (Note 10)	—	5,000	10,000	115,000
Repayments of debt (Note 10)	(40,000)	(20,000)	(47,000)	(50,000)
Proceeds from exercise of stock options (Note 13)	1,014	16,398	1,384	17,203
Normal course issuer bid ("NCIB") purchase of common shares (Note 13)	—	(10,505)	(3,582)	(13,075)
Dividends paid (Note 13)	(10,569)	(10,100)	(21,125)	(20,142)
Repayments and interest on lease obligation	(147)	(139)	(228)	(223)
Payments of interest and other	(1,186)	(2,096)	(2,599)	(3,217)
Net cash (used in) from financing activities	(50,888)	(21,442)	(63,150)	45,546
Effect of exchange rate changes on cash and cash equivalents	2	19	22	21
(Decrease)/increase in cash and cash equivalents during the period	(8,298)	(5,274)	3,684	(54,660)
Cash and cash equivalents at beginning of the period	29,361	21,712	17,379	71,098
Cash and cash equivalents at end of the period	$21,063	$16,438	$21,063	$16,438

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	(Deficit) Retained Earnings	Other	Total

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	—	—	491,111
Issuance of shares from exercise of stock options	256,799	493	—	—	493
NCIB purchase of common shares and automatic share purchase plan ("ASPP")	(911,646)	(7,312)	(5,763)	(1,300)	(14,375)
Stock-based compensation granted to Maverix employees	—	—	—	6,709	6,709
Stock-based compensation expense	—	—	—	1,788	1,788
Net earnings	—	—	32,568	—	32,568
Dividends	—	—	(20,142)	—	(20,142)
Warrants issued to Maverix shareholders	—	—	—	7,938	7,938
Issuance of shares from exercise of warrants	1,800,000	24,336		(7,938)	16,398
Balance at June 30, 2023	201,928,136	$1,758,822	$70,333	$11,812	$1,840,967

At January 1, 2024	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

Issuance of shares from exercise of stock options	410,845	(199)	—	—	(199)
NCIB purchase of common shares and ASPP (Note 13)	(283,100)	1,389	3,029	—	4,418
Stock-based compensation expense	—	—	—	1,054	1,054
Net loss	—	—	(94,013)	—	(94,013)
Dividends	—	—	(21,125)	—	(21,125)
Balance at June 30, 2024	201,481,707	$1,750,370	$(65,278)	$15,784	$1,700,876

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and six months ended June 30, 2024 and 2023 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious-metals-focused streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Chile, Colombia, Cote d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2023, and 2022 (“2023 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2023 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2024 that had a material impact to the Company’s financial statements as at June 30, 2024. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on August 7, 2024.

3. Critical accounting estimates and judgments and newly enacted tax rules

3a. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2023 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2023 Annual Financial Statements.

Impairment

As at June 30, 2024, Triple Flag identified indicators of impairment for our interests on the Moss mine, operated by Elevation Gold Mining Corp. (“Elevation Gold”) and the Pumpkin Hollow Copper project, operated by Nevada Copper Corp. (“Nevada Copper”). As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the condensed interim consolidated statement of income (loss) for the three months ended June 30, 2024. Refer Note 9 for further details.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

3b. Newly enacted tax rules

Newly enacted excessive interest and financing expenses limitation (“EIFEL”) rules

The Company is within the scope of the newly enacted Excessive Interest and Financing Expenses Limitation (“EIFEL”) rules, effective for taxation years beginning on or after October 1, 2023. Under the legislation, the Company and its Canadian subsidiaries are generally restricted on the deductibility of their respective interest and financing expense to the extent of an amount that is equal to a fixed percentage of the Company’s adjusted taxable income (as defined in the Federal Income Tax Act), subject to certain adjustments. For the three and six months ended June 30, 2024, there were no material restrictions on the deductibility of the interest and financing expense for the Company and its Canadian subsidiaries.

4. Key developments

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income (loss) for the six months ended June 30, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty to pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026;
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027; and
●	The amended net smelter return (“NSR”) royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

5. Amounts receivable and prepaid expenses

As at	June 30, 2024	December 31, 2023
Royalty receivables	$16,954	$11,655
Prepaid expenses	254	1,190
Value added tax recoverable	109	228
Other receivables	—	652
Total amounts receivable and prepaid expenses	$17,317	$13,725

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

Royalty receivables include $3.75 million pursuant to the Kensington litigation settlement (refer to Note 4).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

6. Loans receivable

As at	June 30, 2024	December 31, 2023
Convertible debenture – Excelsior Mining	$1,708	$1,638
Loan receivable – Elevation	—	17,731
Promissory and demand notes receivable – Elevation	—	6,490
Loan receivable – Nevada Copper	—	11,840
Total loans receivable	1,708	37,699
Provision for expected credit losses	—	(9,723)
Net loans receivable	1,708	27,976
Current portion	—	8,990
Loans receivable – long-term	$1,708	$18,986

As of June 30, 2024, Triple Flag concluded that there is no reasonable expectation of recovery of the Nevada Copper loan receivable and the Elevation loan receivable and promissory and demand notes, resulting in impairment charges recognized in the condensed interim consolidated statement of income (loss) for the three months ended June 30, 2024. Refer to Note 9 for further details.

On February 9, 2023, Triple Flag invested $1.5 million in Excelsior Mining Corp (“Excelsior”) in the form of a Convertible Debenture (“Debenture”). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Excelsior shares prior to maturity.

Expected credit losses for loans receivable is measured based on the general approach. Refer to Note 9 and 14.

7. Investments and prepaid gold interests

7a. Prepaid gold interests

As at	June 30, 2024	December 31, 2023
Auramet	$39,947	$40,248
Steppe Gold	6,177	—
Total prepaid gold interests	46,124	40,248
Current portion	12,839	7,699
Non-current portion	$33,285	$32,549

For the three and six months ended June 30, 2024, the Company recognized a gain of $3.4 million and $5.5 million, respectively (2023: $0.4 million and $2.8 million), as a result of changes in the fair value of prepaid gold interests.

Auramet

On January 19, 2023, as part of the Maverix Metals Inc. (“Maverix”) acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the prepaid interest agreement for a cash payment of $5.0 million, less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces to be delivered as of June 30, 2024 are 35,000 ounces of gold. The prepaid interest is classified as level 2 of the fair value hierarchy.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest agreement such that the Company would make a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold over five months, with the first delivery under the amended and restated agreement to be made in August 2024. The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss. The prepaid interest is classified as level 2 of the fair value hierarchy.

7b. Investments

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the main valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $1.4 million (2023: $4.7 million) and the fair value of the level 3 investments is $1.6 million (2023: $1.6 million).

For the three and six months ended June 30, 2024, the Company recognized a loss of $1.3 million and $1.8 million, respectively (2023: $1.4 million and $0.07 million), as a result of changes in fair value of investments.

Triple Flag disposed of various equity investments during the three months ended June 30, 2024, for cash proceeds of $2.8 million (2023: nil).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

8. Mineral interests

June 30, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[2]	—	3,766	3,766
Disposals	—	(366)	(366)
As at June 30, 2024	$1,357,954	$838,860	$2,196,814

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(22,520)	(12,840)	(35,360)
Impairment charges[3]	(102,608)	(4,438)	(107,046)
As at June 30, 2024	$(462,418)	$(100,349)	$(562,767)
Carrying value	$895,536	$738,511	$1,634,047

December 31, 2023	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions[4]	76,700	552,603	629,303
Disposals[5]	—	(3,000)	(3,000)
As at December 31, 2023	$1,357,954	$835,460	$2,193,414

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(44,747)	(21,390)	(66,137)
Impairment charges[6]	(8,448)	(6,836)	(15,284)
As at December 31, 2023	$(337,290)	$(83,071)	$(420,361)
Carrying value	$1,020,664	$752,389	$1,773,053
1.	Includes $1,035 million (2023: $1,168 million) of depletable mineral interest and $599 million (2023: $605 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2023: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2024 (2023: $166 million additions as part of the Maverix acquisition, and no disposals or impairments). Consequently, there were no cash flows related to these assets for the three and six months ended June 30, 2024 (2023: Cash paid for acquisition of mineral interests associated with the Maverix transaction was included as Investing Activities in the Statement of Cash Flows).
2.	Includes $3.4 million funding for the Prieska royalty.
3.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation stream ($18.7 million) (refer to Note 9), and other royalty interests ($4.4 million).
4.	Reflects acquisition of Maverix, the Agbaou royalty ($15.5 million), the Stawell royalty ($16.6 million), the Johnson Camp Mine royalty ($5.5 million), the Prieska royalty ($3.5 million) and the Nueva Recuperada royalty ($2.2 million).
5.	Reflects the Eastern Borosi royalty buy-down.
6.	Reflects impairment charges taken for the Renard stream ($8.5 million) and the Beaufor royalty ($6.8 million).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

9. Impairment charges and expected credit losses

In accordance with the Company’s accounting policy, management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed.

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the ‘‘Impairment charges and expected credit losses’’ line within the condensed interim consolidated statements of income (loss).

In accordance with the Company’s accounting policy, loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to make contractual payments for a period of greater than 120 days past due, the failure of a debtor to engage in a repayment plan, and the inability of a debtor to fulfil a repayment plan. Impairment losses on loans receivable and receivables are presented as impairment charges within the ‘‘Impairment charges and expected credit losses’’ line in the condensed interim consolidated statements of income (loss). Subsequent recoveries of amounts previously written off are credited against the same line item.

For the three and six months ended June 30, 2024, and 2023, Triple Flag recorded the following impairment charges and expected credit losses in the condensed interim consolidated statements of income (loss):

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Mineral interest impairment charges
Nevada Copper[1]	$83,920	$—	$83,920	$—
Elevation Gold[2]	18,688	—	18,688	—
Other	4,438	—	4,438	—

Loan receivables impairment charges and expected credit losses
Nevada Copper[1]	20,197	—	20,197	—
Elevation Gold[2]	14,528	—	21,380	—
Other	—	—	(589)	—
Total impairment charges and expected credit losses	$141,771	$—	$148,034	$—

1.	Nevada Copper

Triple Flag has a 97.5% fixed ratio gold and silver stream on the Pumpkin Hollow underground mine, operated by Nevada Copper. As of December 31, 2023, Triple Flag also had the Tranche A-2 secured loan receivable from Nevada Copper of $11.8 million, which carried interest at SOFR plus an adjustment spread and a fixed margin. The loan matures on July 31, 2029, and can be repaid prior to maturity with no penalty.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

As of June 30, 2024, Triple Flag had funded a total of $20.0 million to Nevada Copper, $15.1 million through the Tranche A-2 secured loan receivable and $4.9 million through unsecured funding. The funding was provided as part of the restart financing package for operations at the Pumpkin Hollow underground mine, and for working capital and for Chapter 11 preparation purposes.

During the three months ended June 30, 2024, Nevada Copper experienced financial difficulties, including increased ramp-up costs associated with the underground mine, failure to obtain funding through a change of control transaction and failure to secure additional interim funding from key stakeholders. This resulted in Nevada Copper filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court of the District of Nevada on June 10, 2024.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024. Management performed an impairment analysis for the Nevada Copper stream interest in accordance with IAS 36 Impairment of Assets (“IAS 36”), and for the loan receivables under IFRS 9 Financial Instruments (“IFRS 9”).

Triple Flag considered a variety of factors to determine the recoverable amount of the Nevada Copper stream and the recoverability of the loan receivable, including expected cash flows to be recovered from the Chapter 11 process under various scenarios, the contractual terms of the stream agreement in a Chapter 11 process, and Triple Flag’s security and position in Nevada Copper’s creditor rankings relative to other secured creditors. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivables and determined that the recoverable amount of the Nevada Copper stream was nil as of June 30, 2024, resulting in an impairment charge of $104.1 million.

Triple Flag also has a 2.0% NSR royalty on the Pumpkin Hollow open pit project and a 2.0% NSR royalty on the Tedeboy exploration project. Management performed impairment analysis over these royalty interests by considering a variety of factors, including relevant production and commodity price scenarios, various production start date scenarios, and relevant contractual rights of the royalty agreements. Triple Flag concluded that the recoverable amount exceeded the carrying amount of $46.2 million, and as such, no impairment charge was recognized related to Triple Flag’s royalty interests in the condensed interim consolidated statement of income (loss) for the three and six months ended June 30, 2024.

2.	Elevation Gold

Triple Flag acquired the 100% silver stream on the Moss mine, operated by Elevation Gold, as part of the Maverix acquisition in January 2023. In conjunction with this transaction, Triple Flag also acquired a $10.2 million loan receivable from Elevation Gold, which had an outstanding balance receivable of $17.7 million as of December 31, 2023. As of December 31, 2023, Triple Flag also had promissory and demand notes receivable from Elevation Gold of $6.5 million and recorded a provision for expected credit losses of $9.7 million against these loans. The loan receivable accrues interest at an interest rate of 10% per annum and is repayable on or before February 28, 2025.

As at March 31, 2024, Triple Flag had a total of $30.7 million loan receivable and promissory and demand notes receivable from Elevation Gold, and a total provision for expected credit losses of $16.6 million related to the loan receivables.

As at March 31, 2024, Triple Flag identified an indicator of impairment for its stream interest in the Moss mine. As a result, the Company performed an impairment assessment considering relevant production and commodity price scenarios. The Company concluded that the recoverable amount exceeded the carrying amount and as such, no impairment charge was recognized in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

During the three months ended June 30, 2024, Elevation Gold continued to experience financial difficulty due to lower-than-expected production. As a result, Elevation Gold suspended royalty/finder fee payments and silver stream delivery

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

obligations. This resulted in one royalty holder filing a claim in the Arizona State Superior Court against Elevation Gold for amounts owning pursuant to their royalty agreement. Elevation Gold reported on July 30, 2024, that it filed an application for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) and will proceed with an interim cessation of active mining from the open pit at the Moss mine.

Triple Flag identified the above as an indicator of impairment as of June 30, 2024, and performed an impairment analysis for the Elevation Gold stream interest in accordance with IAS 36, and for the loan receivables and promissory and demand notes under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Elevation Gold stream and the recoverability of the loan receivable and promissory and demand notes, including cash flows expected to be recovered from the CCAA process under various scenarios, as well as Triple Flag’s security and creditor ranking. Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and promissory and demand notes and determined that the recoverable amount of the Elevation Gold stream was nil as of June 30, 2024, resulting in a total impairment and expected credit loss charge of $40.1 million.

10. Debt

As at	June 30, 2024	December 31, 2023
Debt – opening balance	$57,000	$—
Drawdowns	10,000	130,000
Repayments	(47,000)	(73,000)
Debt - closing balance	$20,000	$57,000

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (2023: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2023: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at June 30, 2024, $20.0 million of the Credit Facility was drawn down (December 31, 2023: $57.0 million). Finance costs, net for the three and six months ended June 30, 2024, were $1.4 million and $2.7 million, respectively (2023: $1.3 million and $2.6 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at June 30, 2024, all such ratios and requirements were met.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

11. Operating expenses by nature1

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Employee costs[2,3]	$5,107	$3,280	$9,675	$7,223
Office, insurance and other expenses[4]	1,454	1,389	2,785	2,643
Professional services[3]	1,300	1,297	1,713	3,345
Total operating expenses	$7,861	$5,966	$14,173	$13,211

1.Includes general administration costs and business development costs.

2.	Includes share-based compensation expense of $2.3 million and $4.2 million for the three and six months ended June 30, 2024, respectively (2023: $1.3 million and $2.9 million).

3.Certain costs have been presented within business development costs due to their nature.

4.	Includes amortization of $0.09 million and $0.18 million for the three and six months ended June 30, 2024, respectively (2023: $0.09 million and $0.18 million).

12. Earnings per share – basic and diluted

	For the three months ended June 30
	2024		2023
	Basic	Diluted	Basic	Diluted
Net (loss) earnings	$(111,437)	$(111,437)	$16,034	$16,034
Weighted average shares outstanding	201,249,986	201,249,986	202,041,353	202,383,167
(Loss) earnings per share	$(0.55)	$(0.55)	$0.08	$0.08

	For the six months ended June 30
	2024		2023
	Basic	Diluted	Basic	Diluted
Net (loss) earnings	$(94,013)	$(94,013)	$32,568	$32,568
Weighted average shares outstanding	201,195,314	201,195,314	196,938,120	197,133,344
(Loss) earnings per share	$(0.47)	$(0.47)	$0.17	$0.17

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

13. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At June 30, 2024, the share capital comprised 201,481,707 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	256,799	442
Issuance of shares upon exercise of warrants[1]	1,800,000	24,336
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)	(16,903)
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	410,845	(199)
Normal course issuer bid purchase of common shares and ASPP	(283,100)	1,389
Balance at June 30, 2024	201,481,707	$1,750,370
1.	On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

In November 2023, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024. Daily purchases will be limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the three and six months ended June 30, 2024, the Company purchased nil and 283,100 of its common shares under the NCIB (2023: 720,440 and 911,646 common shares) for $nil and $3.6 million, respectively (2023: $10.5 million and $13.1 million). Under our current NCIB, Triple Flag may purchase a remaining 9,623,788 common shares out of the authorized total of 10,078,488.

In connection with the NCIB, the Company can establish an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company did not establish an ASPP as at June 30, 2024. The Company accrued $8.0 million as at December 31, 2023, which reversed in 2024, for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three and six months ended June 30, 2024, Triple Flag declared and paid dividends totaling $10.6 million and $21.1 million, respectively (2023: $10.1 million and $20.1 million), which equates to an average dividend per share of $0.0525 (2023: $0.05). For the three and six months ended June 30, 2024, no shares were issued from treasury for participation in the Distribution Reinvestment Plan (2023: nil).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

14. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $17.0 million as at June 30, 2024 (December 31, 2023: $12.3 million) and loans receivable had a carrying value of $1.7 million (December 31, 2023: $28.0 million).

The expected credit loss for the loans receivable is measured based on the general approach. The expected credit losses were estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

For the three months ended June 30, 2024, the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on the loan receivable was nominal.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on the fair value hierarchy classification of investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, investments and prepaid gold interests, loans receivable, amounts payable and other liabilities, and debt approximates their fair value. Financial assets and financial liabilities as at June 30, 2024, and December 31, 2023, were as follows:

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Financial assets	Financial liabilities
As at June 30, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$21,063	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,954	—
Prepaid gold interests and investments	49,089	—	—
Loans receivable	—	1,708	—
Amounts payable and other liabilities	—	—	6,457
Debt	—	—	20,000
Total	$49,089	$39,725	$26,457

		Financial assets	Financial liabilities
As at December 31, 2023	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$17,379	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	12,307	—
Prepaid gold interests and investments	46,496	—	—
Loans receivable	—	27,976	—
Amounts payable and other liabilities	—	—	15,666
Debt	—	—	57,000
Total	$46,496	$57,662	$72,666

15. Revenue

Revenue is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Revenue from contracts with customers
Streaming and related interests
Silver	$25,485	$15,696	$44,652	$36,540
Gold	23,614	20,992	43,950	39,286
Other	—	2,191	—	4,326
Royalty Interests	14,482	13,712	31,135	22,708
Revenue – other	—	—	1,372	—
Total revenues	$63,581	$52,591	$121,109	$102,860

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Revenue from contracts with customers
Streaming and related interests
Cerro Lindo	$20,071	$8,012	$33,699	$21,987
Northparkes	15,479	9,006	28,488	14,195
Impala Bafokeng	3,284	3,163	6,465	6,037
Altan Tsagaan Ovoo	2,931	5,617	5,780	11,727
Auramet	2,930	2,390	5,538	4,850
Buriticá	3,402	2,825	5,417	5,617
La Colorada	1,002	1,389	2,139	2,655
Moss	—	2,952	1,076	5,946
Other	—	3,525	—	7,138
	$49,099	$38,879	$88,602	$80,152
Royalty Interests
Beta Hunt	$3,376	$2,853	$5,889	$4,687
Kensington	562	—	5,168	—
Fosterville	2,107	3,354	4,283	5,036
Young-Davidson	1,582	1,383	2,931	2,569
Camino Rojo	1,434	1,050	2,791	2,039
Florida Canyon	1,283	961	2,211	1,425
Dargues	1,038	1,084	2,137	1,473
Agbaou	928	906	1,607	906
Stawell	568	215	1,357	451
Other	1,604	1,906	2,761	4,122
	$14,482	$13,712	$31,135	$22,708
Revenue from contracts with customers	$63,581	$52,591	$119,737	$102,860
Revenue – other	$—	$—	$1,372	$—
Total revenues	$63,581	$52,591	$121,109	$102,860

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

16. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

For the three and six months ended June 30, 2024, and 2023, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Australia[1]	$23,153	$16,821	$43,024	$26,902
Peru[2]	20,223	8,165	34,066	22,290
United States[3]	4,774	6,462	15,365	12,423
South Africa[4]	3,283	3,163	6,464	6,037
Mongolia[4]	2,931	5,617	5,780	11,727
Mexico[5]	2,680	2,975	5,423	5,903
Colombia[4]	3,403	2,825	5,418	5,617
Canada[6]	2,206	4,118	3,961	7,840
Other[7]	928	2,445	1,608	4,121
Total revenues	$63,581	$52,591	$121,109	$102,860

1.	Includes revenue from streams for the three and six months ended June 30, 2024, of $15.5 million and $28.5 million, respectively (2023: $9.0 million and $14.2 million), and revenue from royalties for the three and six months ended June 30, 2024, of $7.7 million and $14.5 million, respectively (2023: $7.8 million and $12.7 million).
2.	Includes revenue from streams for the three and six months ended June 30, 2024, of $20.1 million and $33.7 million, respectively (2023: $8.0 million and $22.0 million), and revenue from royalties for the three and six months ended June 30, 2024, of $0.2 million and $0.4 million, respectively (2023: $0.2 million and $0.3 million).
3.	Includes revenue from streams and related interests for the three and six months ended June 30, 2024, of $2.9 million and $6.6 million, respectively (2023: $5.6 million and $11.0 million), revenue from royalties for the three and six months ended June 30, 2024, of $1.9 million and $7.5 million, respectively (2023: $0.9 million and $1.4 million), and other revenue for the three and six months ended June 30, 2024, of $nil and $1.3 million, respectively (2023: $nil).
4.	All revenue from streams.
5.	Includes revenue from streams for the three and six months ended June 30, 2024, of $1.0 million and $2.1 million, respectively (2023: $1.4 million and $2.7 million), and revenue from royalties for the three and six months ended June 30, 2024, of $1.7 million and $3.3 million, respectively (2023: $1.6 million and $3.2 million).
6.	Includes revenue from streams for the three and six months ended June 30, 2024, of $nil (2023: $2.0 million and $4.1 million), and revenue from royalties for the three and six months ended June 30, 2024, of $2.2 million and $4.0 million, respectively (2023: $2.1 million and $3.8 million).
7.	Includes royalty revenue from Chile, Cote d’Ivoire and Honduras.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2024 and 2023.

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

17. Change in working capital

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Decrease (increase) in amounts receivable and other assets	$3,038	$(222)	$(2,855)	$1,528
(Increase) decrease in inventory	(1,065)	64	(742)	—
Increase (decrease) in amounts payable and other liabilities	453	(342)	129	(522)
Change in working capital	$2,426	$(500)	$(3,468)	$1,006

18. Subsequent events

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 7, 2024, Triple Flag acquired 3% streams on each of the Agbaou and Bonikro mines operated by Allied Gold Corp. (“Allied”) for total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams will cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

Under the Agbaou stream, the gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and under the Bonikro stream the gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027 the streams are subject to a period of annual minimum deliveries, under the Agbaou stream an annual minimum of 2,500 to 2,750 GEOs will be delivered and under the Bonikro stream an annual minimum of 3,500 to 4,250 GEOs will be delivered. A parent guarantee is provided by Allied.

Acquisition of additional Tamarack royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (“Additional Tamarack Royalty”). The royalty will be paid out of Talon’s participating interest in the Tamarack project. Triple Flag also received 8 million common share purchase warrants, each exercisable to acquire one share of Talon Metals Corp. for an exercise price of C$0.20 per share for a period of two years. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty Triple Flag already owns on Tamarack.